BKLYN LOCAL DRAFT LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue	
Sales	$ 1,366,087
Total revenue	**1,366,087**
Cost of Goods Sold	
Foods, drinks and restaurant supplies	294,128
Total Cost of Goods Sold	**294,128**
Gross Profit	**1,071,959**
Operating expenses	
Salaries, wages and related cost	425,673
Guaranteed payments	85,325
Occupancy cost	258,142
Merchant accounts fee	41,365
Commission and fees	63,932
Utilities expenses	18,000
Insurance expenses	12,873
Legal and professional	20,259
Taxes, licenses and permits	1,644
Security	24,419
Music and entertainment cost	13,514
Depreciation expenses	6,187
Other operating costs	77,753
Total operating expenses	**1,049,086**
Net Income	**$ 22,873**

BKLYN LOCAL DRAFT LLC
BALANCE SHEET
DECEMBER 31, 2023

ASSETS		
Current Assets		
Cash	$	98,769
Inventory		18,215
Other receivables		196,113
Total currents assets		**313,097**
Fixed Assets		
Equipment, furniture and fixtures		135,522
Less: Accumulated depreciation		(108,106)
Total fixed assets		**27,416**
Other Assets		
Security deposit		36,800
Total Other Assets		**36,800**
Total Assets	**$**	**377,313**
LIABILITIES AND PARTNERS' CAPITAL		
Current Liabilities		
Other payables	$	96,075
Loans from partners		147,917
Total Current Liabilities		**243,992**
Long-Term Liabilities		
Loans		299,575
Total Long-Term Liabilities		**299,575**
Partners' Capital		
Partners' capital accounts		(166,254)
Total Partners' Capital		**(166,254)**
Total Liabilities and Partners' Capital	**$**	**377,313**

BKLYN LOCAL DRAFT LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from operating activities		
Net Income	$	22,873
Adjustments:		
Depreciation & Amortization		6,187
Decrease (increase) in inventories		-
Decrease (increase) in other receivables		26,263
Increase (decrease) in payables		46,522
Net Cash provided by operating activities		**101,845**
Cash Flow from financing activities		
Loan repayment		(5,117)
Net Cash used in financing activities		**(5,117)**
Increase (decrease) in cash and cash equivalents		96,728
Cash and Cash equivalents, beginning of year		2,041
Cash and Cash equivalents, end of year	**$**	**98,769**